Exhibit 99.1

ProQR Therapeutics N.V. Press Release October 29, 2017

ProQR In-licenses Worldwide Rights to Ophthalmology Drug Candidate from Ionis Pharmaceuticals

ProQR receives exclusive worldwide license for IONIS-RHO-2.5Rx, now QR-1123, for autosomal dominant retinitis pigmentosa (adRP), a rare inherited form of blindness with no approved therapy

A first in human Phase 1/2 clinical trial in adRP patients is expected to start in 2019

LEIDEN, the Netherlands, October 29, 2018 — ProQR Therapeutics N.V. (Nasdaq:PRQR) a company dedicated to changing lives through the creation of transformative RNA medicines for the treatment of severe genetic rare diseases, today announced the signing of an agreement with Ionis Pharmaceuticals to license QR-1123 (formerly “IONIS-RHO-2.5Rx”), an RNA medicine for autosomal dominant retinitis pigmentosa (adRP) caused by the P23H mutation in the rhodopsin (RHO) gene.

“Building on the recent proof of concept with QR-110 in LCA10 patients, we have confidence in the potential of single stranded RNA-targeted therapies to treat patients with genetic eye diseases,” said Daniel A. de Boer, chief executive officer of ProQR. “By acquiring the rights to QR-1123, we have strategically expanded our pipeline in retinal diseases. Ionis has a wealth of experience in discovery and development of antisense drugs and we look forward to working with them on this important program. Unlike other molecules we are developing, QR-1123 is a gapmer with a mutant allele-specific knockdown mechanism of action. If validated, it would further broaden the potential of RNA-targeted therapies in retinal diseases. We are excited to start clinical development to explore QR-1123’s potential in helping patients with P23H adRP.”

Under the terms of the agreement, ProQR was granted an exclusive worldwide license to QR-1123 and relevant patents. ProQR made an upfront payment in ordinary shares in the aggregate amount of $2.5 million, at $22.23 per share, which represents a 20% premium (based on the volume weighted average price of the previous 20 trading days) to its common stock, to Ionis upon signing the agreement. ProQR will also make future milestone payments, certain of which will be made in equity and others in cash or equity at ProQR’s discretion, and royalties on net sales of 20% through the royalty term.

Preclinical activities have been completed by Ionis and were presented at the 2015 annual meeting of the Association for Research in Vision and Ophthalmology (ARVO) and published in a peer-reviewed article, Murray et al 2015, IOVS. A natural history study in patients with P23H adRP has been conducted. The results of this study provide valuable information on disease progression in these patients, which is important data for designing the clinical development plan. ProQR expects to start a Phase 1/2 clinical trial in patients with adRP in 2019, pending submission and clearance of the IND application by the U.S. Food and Drug Administration (FDA).

ProQR Therapeutics N.V. | Zernikedreef 9, 2333 CK Leiden, The Netherlands | +31 88 166 7000 | info@proqr.com | www.proqr.com

Brett P. Monia, Ph.D., chief operating officer and senior vice president of translational medicine at Ionis, added, “IONIS-RHO-2.5Rx, now QR-1123, is an antisense oligonucleotide we designed to specifically target only the mRNA from the disease-causing rhodopsin gene, which has a single nucleotide P23H mutation, while preserving expression of the mRNA from the normal rhodopsin gene, which is important for the eye to function properly.  IONIS-RHO-2.5Rx was developed by Ionis scientists dedicated to discovering innovative therapeutics to fight diseases where no other treatments have proven effective or even existed. We believe that ProQR has the ophthalmology expertise and experience in developing oligonucleotide drugs for the eye to rapidly bring this program through clinical development and ultimately to patients.”

About Autosomal Dominant Retinitis Pigmentosa

Autosomal dominant retinitis pigmentosa, or adRP, is a severe and rare genetic disease that causes progressive reduction in night and peripheral vision during childhood and frequently leads to blindness in mid adulthood. In the United States, the most prevalent mutation associated with adRP is the P23H point mutation (also known as the c.68C>A mutation) in the rhodopsin (RHO) gene and affects approximately 2,500 people. This gain of function mutation causes misfolding of the rhodopsin protein that becomes toxic to the photoreceptor cells in the retina. Over time the cells die and vision is progressively lost. There are currently no therapies approved or in clinical development for P23H adRP. A natural history study in patients with P23H adRP has been conducted.

About QR-1123 (formerly IONIS-RHO-2.5Rx)

QR-1123 is a first-in-class investigational oligonucleotide (gapmer) that was developed by Ionis Pharmaceuticals using Ionis’ proprietary antisense technology for the treatment of adRP due to the P23H mutation in the RHO gene. The therapy aims to inhibit the formation of the mutated toxic version of the rhodopsin protein by specifically binding the mutated RHO mRNA. Binding of QR-1123 causes allele specific knockdown of the mutated mRNA by a mechanism called RNase H mediated cleavage without affecting the normal RHO mRNA. QR-1123 is intended to be administered through intravitreal injections in the eye.

About ProQR

ProQR Therapeutics is dedicated to changing lives through the creation of transformative RNA medicines for the treatment of severe genetic rare diseases such as Leber’s congenital amaurosis 10, dystrophic epidermolysis bullosa and cystic fibrosis. Based on our unique proprietary RNA repair platform technologies we are growing our pipeline with patients and loved ones in mind.

*Since 2012*

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements. All statements other than statements of historical fact are forward-looking statements, which are often indicated by terms such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “goal,” “intend,” “look forward to”, “may,” “plan,” “potential,” “predict,” “project,” “should,” “will,” “would” and similar expressions. Forward-looking statements are based on management’s beliefs and assumptions and on information available to management only as of the date of this press release. These forward-looking statements include, but are not limited to, statements regarding our license with Ionis, including the terms thereof, our development plans with respect to our product candidates, including QR-1123, and the therapeutic potential of our product candidates, including QR-1123. Our actual results could differ materially from those anticipated in these forward-looking statements for many reasons, including, without limitation, risks associated with our clinical development activities, including that positive results observed in prior and ongoing studies, including those conducted by Ionis, may not be replicated in later trials or guarantee approval of any product candidate by regulatory authorities, that we may not realize the intended benefits from our license with Ionis, clinical development process, including our plans to commence clinical development of QR-1123, regulatory review or approval process, manufacturing processes and facilities, regulatory oversight, product commercialization, intellectual property claims, and the risks, uncertainties and other factors in our filings made with the Securities and Exchange Commission, including certain sections of our annual report filed on Form 20-F. Given these risks, uncertainties and other factors, you should not place undue reliance on these forward-looking statements, and we assume no obligation to update these forward-looking statements, even if new information becomes available in the future, except as required by law.

ProQR Therapeutics N.V.:

Investor Contact:

Smital Shah

Chief Financial Officer

T: +1 415 231 6431

ir@proqr.com

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LifeSci Public Relations
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